SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

KemPharm, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

488445107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Travis C. Mickle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,685,055 shares (1)
	6.	Shared Voting Power 562,228 shares (2)
	7.	Sole Dispositive Power 1,685,055 shares (1)
	8.	Shared Dispositive Power 562,228 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,247,283 shares (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 15.5% (3)
12.	Type of Reporting Person (see instructions) IN

1.	Consists of 1,381,176 shares held directly by Travis C. Mickle (“Dr. Mickle”), 243,880 shares held by the Christal M.M. Mickle 2015 Gift Trust, as trustee, and 59,999 shares which Dr. Mickle has the right to acquire within sixty days of December 31, 2015 upon exercise of outstanding stock options.
2.	Consists of 100,604 shares held jointly with Dr. Mickle’s spouse, Christal M.M. Mickle (“Ms. Mickle”), 230,812 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 230,812 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees.
3.	This percentage is calculated based upon 14,490,954 shares of the Issuer’s common stock outstanding as of December 31, 2015 as provided by KemPharm, Inc.

1.	Names of Reporting Persons Christal M.M. Mickle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 222,077 shares (1)
	6.	Shared Voting Power 562,228 shares (2)
	7.	Sole Dispositive Power 222,077 shares (1)
	8.	Shared Dispositive Power 562,228 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 784,305 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.4% (3)
12.	Type of Reporting Person (see instructions) IN

1.	Consists of 33,214 shares held directly by Christal M.M. Mickle (“Ms. Mickle”), 157,197 shares held by the Travis C. Mickle 2015 Dynasty Trust, as trustee, and 31,666 shares which Ms. Mickle has the right to acquire within sixty days of December 31, 2015 upon exercise of outstanding stock options.
2.	Consists of 100,604 shares held jointly with Ms. Mickle’s spouse, Travis C. Mickle (“Dr. Mickle”), 230,812 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 230,812 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees.
3.	This percentage is calculated based upon 14,490,954 shares of the Issuer’s common stock outstanding as of December 31, 2015 as provided by KemPharm, Inc.

Item 1(a)	Name of Issuer

KemPharm, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

2656 Crosspark Road, Suite 100

Coralville, IA 52241

Item 2(a)	Name of Person Filing

Travis C. Mickle (“Dr. Mickle”)

Christal M.M. Mickle (“Ms. Mickle”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o KemPharm, Inc.

2656 Crosspark Road, Suite 100

Coralville, IA 52241

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

488445107

Item 3

Not applicable.

Item 4	Ownership

Holder (1)	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class (1)

Travis C. Mickle	1,685,055	(2)	1,685,055	(2)	562,228	(3)	1,685,055	(2)	562,228	(3)	2,247,283	(2)(3)	15.5%

Christal M.M. Mickle	222,077	(4)	222,077	(4)	562,228	(3)	222,077	(4)	562,228	(3)	784,305	(3)(4)	5.4%

(1)	This percentage is calculated based upon 14,490,954 shares of the Issuer’s common stock outstanding as of December 31, 2015 as provided by KemPharm, Inc.
(2)	Consists of 1,381,176 shares held directly by Travis C. Mickle (“Dr. Mickle”), 243,880 shares held by the Christal M.M. Mickle 2015 Gift Trust, as trustee, and 59,999 shares which Dr. Mickle has the right to acquire within sixty days of December 31, 2015 upon exercise of outstanding stock options.
(3)	Consists of 100,604 shares held jointly with Dr. Mickle’s spouse, Christal M.M. Mickle (“Ms. Mickle”), 230,812 shares of common stock held by the TCM Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees, and 230,812 shares of common stock held by the Mickle Family Trust u/d/p April 30, 2009, for which Dr. Mickle and Ms. Mickle serve as co-trustees.
(4)	Consists of 33,214 shares held directly by Christal M.M. Mickle (“Ms. Mickle”), 157,197 shares held by the Travis C. Mickle 2015 Dynasty Trust, as trustee, and 31,666 shares which Ms. Mickle has the right to acquire within sixty days of December 31, 2015 upon exercise of outstanding stock options.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 16 day of February, 2016.

/s/ Travis C. Mickle
Travis C. Mickle, Ph.D.

/s/ Christal M.M. Mickle
Christal M.M. Mickle